Code Advisors LLC
(SEC ID No. 8-68511)

Annual Audit Report

December 31, 2017

PUBLIC DOCUMENT

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-68511

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **1/1/17**   AND ENDING   **12/31/17**

                   mm/dd/yy   mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Code Advisors LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

101 Second Street, Suite 2225

(No. and Street)

San Francisco   **California**   **94105**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Schooler   **415-659-8081**

                                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP

(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200   **Walnut Creek**   **California**   **94596**

(Address)   (City)   (Sate)   (Zip Code)

CHECK ONE:

☑   Certified Public Accountant

☐   Public Accountant

☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Robert Schooler**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Code Advisors LLC**, as of **December 31, 2017**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Robt L Schooler
Signature

Chief Financial Officer
Title

see attached
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 21st day of Marchq, 20 18, by Robert Schooler

_______________________________________,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

AMY YANG WONG
Commission # 2094815
Notary Public - California
San Francisco County
My Comm. Expires Jan 21, 2019

(Seal) Signature ____________

Code Advisors LLC

December 31, 2017

Table of Contents

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Code Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Code Advisors LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Code Advisors LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter + Associates LLP

We have served as Code Advisors LLC's auditor since 2012.
Walnut Creek, California
March 21, 2018

1

Code Advisors LLC

Statement of Financial Condition

December 31, 2017

Assets		
Cash and cash equivalents	$	11,040,528
Restricted certificate of deposit		253,500
Accounts receivable		1,855,000
Other receivables		854,002
Leasehold improvements (net of $122,726 of accumulated depreciation)		743,579
Securities owned, non-marketable		523,250
Total Assets	$	15,269,859

Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	23,714
Due to affiliates		5,510,232
Deferred rent		220,269
Total Liabilities		5,754,215
Member's Equity		9,515,644
Total Liabilities and Member's Equity	$	15,269,859

See accompanying notes.

2

Code Advisors LLC

Notes to the Financial Statements

December 31, 2017

1. Organization

Code Advisors LLC (the "Company") was organized as a Delaware limited liability company in December 2009. The Company is owned by its sole member, Code Holdings LLC ("Holdings"). The Company is a securities broker-dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority in January 2011. The Company advises public and private companies on mergers, acquisitions and other corporate matters on a fee basis.

2. Significant Accounting Policies

Cash and cash equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. There were no cash equivalents at December 31, 2017.

Accounts Receivable

Accounts receivable represent amounts earned per agreement that have not been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible and, accordingly, no allowance for doubtful accounts has been provided.

Investment Banking Fees

The Company generates revenue by providing advisory services to companies related to mergers and acquisitions, by acting as agent in private placements of securities and by participating in securities underwritings. The Company recognizes revenue in accordance with the terms and conditions specified in its engagement letters with each of its clients. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is, however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue. The Company is no longer subject to examination by major tax jurisdictions for years before 2013.

Foreign Currency

Foreign currency gains and losses are primarily the result of remeasuring assets and liabilities denominated in a currency other than the Company's functional currency which are included in other income. During 2017, the foreign exchange loss was $102,097.

Code Advisors LLC

Notes to the Financial Statements

December 31, 2017

2. **Significant Accounting Policies (Continued)**

Deferred Rent

Rent expense is recorded on a straight-line basis over the term of the lease. The difference between rent recorded and payments made results in deferred rent.

Depreciation

The Company records leasehold improvements at cost. Leasehold improvements are depreciated over the 10 year term of the lease.

3. **Fair Value Measurements**

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3   Unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Securities owned, non-marketable

Fair value estimates are based on quoted market prices when available, or based on latest round of financing, if available. In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques require a high level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

Code Advisors LLC

Notes to the Financial Statements

December 31, 2017

3. Fair Value Measurements (Continued)

Assets Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Common stock	$ -	$ -	$ 523,249	$ 523,249
Securities receivable	-	-	350,000	350,000
Warrants	-	-	1	1
Total assets at fair value	$ -	$ -	$ 873,250	$ 873,250

The Company classifies certain newly issued, privately placed, complex or illiquid securities in Level 3.

100% of the Company's financial assets are reported at fair value and are classified in Level 3. Level 3 measurements may also include new public securities before there is observable market activity. Fair values for the financial assets classified in Level 3 are derived principally using unobservable inputs as there is little, if any, relevant market data.

The following table summarizes the changes in assets classified in Level 3 for 2017. Gains and losses reported in this table may include changes in fair value that are attributable to both observable and unobservable inputs.

	Total Securities
Balance at January 1, 2017	$ 873,250
Balance at December 31, 2017	$ 873,250

4. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the Company to maintain a minimum net capital equal to the greater of $100,000 or one fifteenth of aggregate indebtedness, both as defined. At December 31, 2017, the Company's net capital was $10,014,038, which exceeded the requirement by $9,914,038.

5. Risk Concentration

At various times during the year, the Company's cash in bank balances exceeded the FDIC insured limit. At December 31, 2017, the Company held deposits at a financial institution which were in excess of applicable federal insurance limits by $11,045,470.

During 2017, 41% of investment banking fee was earned from three clients. At December 31, 2017, 92% of accounts receivable was related to one client.

Code Advisors LLC

Notes to the Financial Statements

December 31, 2017

6. **Related Party Transactions**

The Company has an overhead-sharing agreement with Code Management Company LLC ("Management"), a company under common ownership. Management provides office space and pays most overhead expenses for the Company. The Company pays management fees to Management as part of this agreement.

At December 31, 2017, $1,507,725 was due to Management and included in due to affiliates.

The Company has a sub-advisory agreement with Code Advisors Limited ("Limited"), a foreign entity under common ownership. Limited provides certain advisory and related services. The Company pays sub-advisory fees to Limited as part of this agreement. At December 31, 2017, $3,978,127 was due to Limited and included in due to affiliates. Also included in due to affiliates at December 31, 2017 was $24,380 due to Holdings.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

7. **Restricted Certificate of Deposit**

In 2016, the Company established a $253,500 standby letter of credit with First Republic Bank as required under the terms of the lease obligation. The standby letter of credit is in place of the security deposit. Under the terms of the letter of credit, First Republic Bank has a continuing security interest in the restricted account included on the statement of financial condition. The letter of credit expires on March 16, 2019 but will automatically renew annually through 2027.

8. **Lease Obligation**

The Company rents space in New York under an operating lease for a 10 year term that expires in 2027. The future rent due under the lease was approximately $5,150,000 at December 31, 2017.

9. **Securities Receivable**

In December 2016, the Company entered into an agreement whereby it purchased certain venture capital limited partnership interest for a total of $350,000. As of December 31, 2017, the legal transfer of these interests had not yet been completed and the amount of the purchase price is included in other receivables.

10. **Recently Issued Accounting Pronouncements**

ASU 2014-9 Revenue from Contracts with Customers
In May 2014, the FASB issued ASU No. 2014-9, "Revenue from Contracts with Customers (Topic 606)" ("ASU2014-09") which supersedes the revenue recognition requirements in Accounting Standards Codification ("ASC") 606, "Revenue Recognition". ASU 2014-09 is based on the principle that revenue is recognized to depict the transfer of good or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those good or services. It also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. On July 9, 2015, the FASB decided to delay the effective date of the new standard by one year. The new guidance allows for the standard and all subsequent amendments to be applied either retrospectively to each prior reporting period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. ASU 2014-09 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are continuing to evaluate the impact of the adoption of this standard and all subsequent amendments on our financial statements and have not elected a transition method.

Code Advisors LLC

Notes to the Financial Statements

December 31, 2017

10. Recently Issued Accounting Pronouncements (Continued)

ASU 2016-02 Leases

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"), which amends a number of aspects of lease accounting, including requiring lessees to recognize almost all leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. ASU 2016-02 is effective for us beginning in the first quarter of fiscal year 2020 and is required to be adopted using a modified retrospective approach. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements.

ASU 2016-13 Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2019 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

11. Subsequent Events

The Company has evaluated subsequent events through March 21, 2018, the date which the financial statements were issued.